

07000623

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52049

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SPROTT SECURITIES (USA) LIMITED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SUITE 2800, 200 BAY STREET
(No. and Street)

TORONTO (City) CANADA (State) M5J 2J2 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

W.JEFFREY KENNEDY 416-943-6401 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

222 BAY STREET, P.O. BOX 51 (Address) TORONTO (City) CANADA (State) M5K 1J7 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, W.JEFFREY KENNEDY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SPROTT SECURITIES (USA) LIMITED, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public
LOU D'SOUZA - LSUCH43051E

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASSURANCE AND ADVISORY BUSINESS SERVICES

ASSURANCE SERVICES

Statement of Financial Condition
[Expressed in U.S. dollars]

Sprott Securities (U.S.A.) Limited
December 31, 2006


ERNST & YOUNG

ERNST & YOUNG LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Sprott Securities (U.S.A.) Limited

We have audited the accompanying statement of financial condition of **Sprott Securities (U.S.A.) Limited** as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of **Sprott Securities (U.S.A.) Limited** at December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Toronto, Canada,
February 9, 2007.

Chartered Accountants

Sprott Securities (U.S.A.) Limited

STATEMENT OF FINANCIAL CONDITION

[Expressed in U.S. dollars]

As at December 31

	2006 $
ASSETS	
Cash	**1,208,535**
Cash segregated under federal and other regulations *[note 3]*	**3,734,955**
Due from broker *[note 4]*	**2,503,147**
Due from clients	**4,636,173**
	12,082,810
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Due to broker *[note 4]*	**4,636,173**
Due to clients	**2,503,147**
Income taxes payable	**91,055**
Due to parent *[note 4]*	**101,611**
Total liabilities	**7,331,986**
Stockholder's equity	
Capital stock *[note 6]*	**2,350,000**
Retained earnings	**2,400,824**
Total stockholder's equity	**4,750,824**
	12,082,810

See accompanying notes

On behalf of the Board:

Director

Director

Sprott Securities (U.S.A.) Limited

NOTES TO STATEMENT OF FINANCIAL CONDITION

[Expressed in U.S. dollars]

December 31, 2006

1. INCORPORATION AND CORPORATE ACTIVITIES

Sprott Securities (U.S.A.) Limited [the "Company"] was incorporated on June 8, 1994 as Sprott Holdings Inc. under the provisions of the Ontario Business Corporations Act. On September 1, 1999, the Company's name was changed to Sprott Securities (U.S.A.) Limited. The Company obtained registration on June 9, 2000 as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's primary source of revenue is commission income for securities trade execution for U.S. resident institutional clients. The Company clears all transactions with and for customers through its Parent, Sprott Securities Inc. [the "Parent"]. Accordingly, the Company does not hold customer securities or perform custodial functions relating to customer accounts.

The Company is a wholly-owned subsidiary of Sprott Securities Inc., a Canadian-owned investment dealer. Sprott Securities Inc. is a member of the Investment Dealers Association of Canada.

2. SIGNIFICANT ACCOUNTING POLICIES

This financial statement has been prepared in accordance with accounting principles generally accepted in the United States. The significant accounting policies are as follows:

Securities transactions

Customers' securities transactions are recorded on a settlement-date basis, with related commission income and expenses recorded on a trade-date basis.

Use of estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

[Expressed in U.S. dollars]

Income taxes

The Company has adopted Statement of Financial Accounting Standards No. 109 ["SFAS 109"], Accounting for Income Taxes, which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the year in which the differences are expected to reverse.

Translation of foreign currencies

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect at the statement of financial condition date.

3. CASH ON DEPOSIT

Cash on deposit of $3,734,955 is segregated in a special reserve bank account for the exclusive benefit of clients under Rule 15c3-3 of the Securities and Exchange Commission.

4. RELATED PARTY TRANSACTIONS

Under an operating agreement dated November 1, 1999 and amended January 1, 2004, the Company entered into an arrangement with its Parent, whereby the Parent will provide services to the Company including use of Parent company employees, all clearing and settlement functions relating to executed trades with customers of the Company and all administrative functions. Variable clearing and exchange expenses are charged by the Parent at cost and recorded as trading and administrative expenses. As consideration for receiving all remaining services, approximately 50% of gross commissions earned by the Company are remitted to the Parent and recorded on the statement of income as variable compensation. The amendment to the operating agreement entitles the Parent to collect substantially all of the remaining profit in the Company to reimburse the Parent for compensation costs, which is also included in variable compensation.

The intercompany balance due to the Parent of $101,611 is due on demand and is non-interest bearing.

At December 31, 2006, amounts due to broker of $4,636,173 were payable to the Parent. At December 31, 2006, amounts due from broker of $2,503,147 were receivable from the Company's Parent. Such amounts are non-interest bearing.

5. INCOME TAXES

The Company is a Canadian corporation without a permanent establishment in the United States of America and is therefore fully subject to Canadian federal and provincial income taxes on its taxable income computed in Canadian dollars. Through the operation of an operating agreement between the Company and its Parent for the years ended after January 1, 2004 income before taxes is nil in Canadian dollars and therefore the income tax provision based on applicable statutory rates is nil.

6. CAPITAL STOCK

Capital stock consists of the following:

	2006 $
Authorized	
Unlimited Class A common shares, without par value	
Issued and outstanding	
2,550,001 common shares	**2,350,000**

During 2006, 2,200,000 common shares were issued to the Parent for cash proceeds of $2,000,000.

7. REGULATORY NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the net capital rule of the Securities and Exchange Commission [Rule 15c3-1]. The Company computes its net capital requirement under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, or $250,000. At December 31, 2006, the Company had net capital of $4,716,082, which was $4,466,082 in excess of the required net capital of $250,000.


END